Exhibit 99.1

Color Star Technology Co., Ltd. Regains Compliance with Nasdaq Minimum Bid Price Listing Requirement

NEW YORK, April 12, 2021 /PRNewswire/--Color Star Technology Co., Ltd. (NASDAQ: CSCW) (hereinafter referred to as “Color Star” or the “Company”), announced today that it has received a letter from the NASDAQ Listing Qualifications Staff notifying the Company that it has regained compliance with NASDAQ’s minimum bid price requirements for continued listing on the Nasdaq Capital Market. The letter noted that as a result of the closing bid price of the Company’s ordinary shares having been at $1.00 per share or greater for more than ten consecutive business days, from  March 18, 2021 through April 6, 2021, the Company has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the educational and training services market in China and other countries where CSCW conducts its business; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

For more information, please contact:

William Tu

Skyline Corporate Communications Group, LLC

One Rockefeller Plaza, 11th Floor
New York, NY 10020
Office: (646) 893-5835
Email: wtu@skylineccg.com